Exhibit 99.6

SATYAM COMPUTER SERVICES LIMITED

INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets as of December 31, 2003 and 2002 (unaudited) and March 31, 2003	F-2
Consolidated Statements of Operations for the Nine months ended December 31, 2003 and 2002 (unaudited) and for the year ended March 31, 2003	F-3
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Nine months ended December 31, 2003 (unaudited) and for the year ended March 31, 2003	F-4
Consolidated Statements of Cash Flows for the Nine months ended December 31, 2003 and 2002 (unaudited) and for the year ended March 31, 2003	F-6
Notes to the Consolidated Financial Statements	F-8

Satyam Computer Services Limited
Consolidated Balance Sheets
(Thousands of US Dollars except per share data and as stated otherwise)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

ASSETS
Current assets
Cash and cash equivalents	$69,002	$157,998	$62,202
Accounts receivable, net of allowance for doubtful debts	116,375	93,229	96,764
Unbilled revenue on contracts	4,613	3,263	5,542
Deferred income taxes	5,040	3,567	4,488
Prepaid expenses and other receivables	14,693	11,470	9,041

Total current assets	209,723	269,527	178,037
Investments	1,324	3,337	210
Investments in bank deposits	316,456	136,908	259,359
Investments in associated companies	23,832	30,195	29,578
Premises and equipment, net	65,271	72,531	69,158
Goodwill, net	14,802	10,715	14,186
Other assets	22,528	9,064	11,166

Total assets	653,936	532,277	561,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term and current portion of long-term debts	1,304	$3,180	$4,836
Accounts payable	10,059	11,324	10,946
Accrued expenses and other current liabilities	47,783	38,085	44,044
Unearned and deferred revenue	1,149	1,583	1,726

Total current liabilities	60,295	54,172	61,552
Long-term debts, excluding current portion	2,673	1,297	1,738
Deferred income taxes	36,013	37,381	37,736
Other liabilities	—	19,839	—

Total liabilities	98,981	112,689	101,026

Contingencies and Commitments (Note No.17)
Minority interest	—	132	—
Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.22*) per equity share, (100 million preference shares authorized, 45,669,999 and Nil preference shares issued as of December 31, 2003 and 2002 (unaudited) respectively and Nil as of March 31, 2003)	10,000	—	—
Common stock – par value Rs.2 (US$0.044*) per equity share (375 million equity shares authorized 315,892,847 and 314,542,000 equity shares issued as of December 31, 2003 and 2002 (unaudited) respectively and 314,542,800 as of March 31, 2003)	17,206	17,145	17,146
Additional paid-in capital	413,822	405,580	406,704
Shares subscribed but unissued	230	—	—
Deferred stock-based compensation	(111)	(1,195)	(876)
Retained earnings	116,069	24,799	60,090
Accumulated other comprehensive loss	(449)	(24,286)	(20,113)

	546,767	422,043	462,951
Shares held by the SC-Trust under associate stock option plan (1,753,920 and 2,504,670 equity shares as of December 31, 2003 and 2002 (unaudited) respectively and 2,210,820 as of March 31, 2003)	(1,812)	(2,587)	(2,283)

Total shareholders’ equity	544,955	419,456	460,668

Total liabilities and shareholders’ equity	$653,936	$532,277	$561,694

*	The par value in US$ has been converted at the closing rate as of December 31, 2003, 1US$ = Rs45.55

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as stated otherwise)

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Revenues	$401,393	$343,411	$459,207
Cost of revenues	(246,174)	(204,966)	(275,219)
(Includes deferred stock-based compensation of US$ 553 and US$1,112 for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$1,591 for the year ended March 31, 2003)

Gross profit	155,219	138,445	183,988
Selling, general and administrative expenses	(68,971)	(95,779)	(116,893)
(Includes deferred stock-based compensation of US$508 and US$2,138 for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$2,930 for the year ended March 31, 2003)
Impairment of other non marketable investments	—	—	(3,299)
Reversal of put option charge	—	—	19,843

Total operating expenses	(68,971)	(95,779)	(100,349)

Operating income	86,248	42,666	83,639
Interest income	14,988	3,104	7,158
Interest expense	(364)	(674)	(800)
Gain on sales of shares in associated companies/others	2,621	830	830
Loss on foreign exchange transactions	(3,657)	(3,823)	(4,757)
Other income / (expense), net	2,065	359	(1,746)

Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	101,901	42,462	84,324
Income taxes	(16,767)	(6,621)	(12,295)
Minority Interest	—	11,086	11,082

Income before equity in earnings / (losses) of associated companies	85,134	46,927	83,111
Equity in earnings / (losses) of associated companies, net of taxes	(2,982)	(2,446)	(3,339)

Net income	$82,152	$44,481	$79,772

Earnings per share:
Basic	$0.26	$0.14	$0.26
Diluted	0.24	0.14	0.25
Weighted average shares used in computing earnings per share – (in thousands)
Basic	312,740	311,684	311,797
Diluted	338,018	318,503	318,658

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

						Accumulated
			Additional	Deferred	Retained	other	Shares	Total
	Common Stock		paid-in	stock-based	earnings /	comprehensive	held by	Shareholders’
	Shares	Par Value	capital	compensation	(deficit)	loss	SC-Trust	Equity

Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$(9,996)	$(36,727)	$(3,598)	$369,842
Net income	—	—	—	—	79,772	—	—	79,772
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	16,612	—	16,612
Unrealized gains on securities, net of taxes	—	—	—	—	—	2	—	2

Total Comprehensive income	—	—	—	—	—	—	—	96,386
Issuance of common stock, net of issuance cost	2,800	2	10	—	—	—	—	12
Loss on dilution of interest in subsidiary on subsidiary’s issuance of new shares, net of taxes	—	—	(1,181)	—	—	—	—	(1,181)
Deferred stock-based compensation	—	—	1,745	(1,745)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	3,380	—	—	—	3,380
Shares transferred by SC-Trust to employees	—	—	600	—	—	—	1,315	1,915
Cash dividend paid at the rate of US$0.03 per share	—	—	—	—	(9,686)	—	—	(9,686)
Balance as of March 31, 2003	314,542,800	$17,146	$406,704	$(876)	$60,090	$(20,113)	$(2,283)	$460,668

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred	Retained	other	Shares	Total
	Common Stock		paid-in	subscribed	stock-based	earnings /	comprehensive	held by	Shareholders’
	Shares	Par Value	capital	but unissued	compensation	(deficit)	loss	SC-Trust	Equity

Balance as of March 31, 2003	314,542,800	$17,146	$406,704	—	$(876)	$60,090	$(20,113)	$(2,283)	$460,668
Net income	—	—	—	—	—	82,152	—	—	82,152
Other comprehensive income				—
Gain on foreign currency translation	—	—	—	—	—	—	19,664	—	19,664

Total Comprehensive income	—	—	—	—	—	—	—	—	101,816
Issuance of common stock, net of issuance cost	1,350,047	60	6,479	—	—	—	—	—	6,539
Shares subscribed but unissued	—	—	—	230	—	—	—	—	230
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	15	—	—	—	—	—	15
Deferred stock-based compensation	—	—	296	—	(296)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,061	—	—	—	1,061
Shares transferred by SC-Trust to employees	—	—	328	—	—	—	—	471	799
Cash dividend paid at the rate of US$0.05 per share	—	—	—	—	—	(26,173)	—	—	(26,173)
Balance as of December 31, 2003 (unaudited)	315,892,847	$17,206	$413,822	$230	$(111)	$116,069	$(449)	$(1,812)	$544,955

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

	Nine months ended		Year ended
	December 31		March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Cash Flows From Operating Activities
Net income	$82,152	$44,481	$79,772
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment of premises and equipment	18,635	29,298	35,982
Impairment of investments	—	—	3,299
Amortization of license fees	—	1,195	1,195
Deferred stock-based compensation	1,061	3,250	4,521
Deferred income taxes	(714)	(848)	(1,242)
Gain on sales of shares in associated companies/investments	(2,621)	(830)	(830)
Loss on sale of premises and equipment	221	58	67
Amortization of discount on share warrants issued to TRW and change in fair value of put option	—	7,513	(11,898)
Minority Interest	—	(11,086)	(11,082)
Equity in share of earnings/(losses) of associated companies, net of taxes	2,982	2,446	3,339
Preferred stock issuance cost	559	—	—
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(13,305)	(10,598)	(15,367)
Prepaid expenses, other receivables and inventory, net	(7,171)	(2,733)	(505)
Other assets, net	(11,051)	(2,756)	(2,673)
Accounts payable	(2,065)	53	(435)
Accrued expenses and other current liabilities	2,102	7,563	12,520
Unearned and deferred revenue	(650)	3,384	3,510
Other liabilities	—	(1,633)	(1,633)

Net cash provided by operating activities	70,135	68,757	98,540

Cash Flows From Investing Activities
Investments in bank deposits	(45,406)	(136,134)	(259,321)
Purchase of premises and equipment	(11,342)	(8,510)	(10,989)
Proceeds from sale of premises and equipment	100	142	148
Expenditure on license fees	—	(623)	(623)
Acquisitions and investments in associated companies	—	(790)	(5,121)
Purchase of investments	(1,970)	(2,220)	(2,228)
Proceeds from sale of shares in associated companies/investments	5,128	6,175	6,175

Net cash used in investing activities	(53,490)	(141,960)	(271,959)

Cash Flows From Financing Activities
Repayments of short-term debts	(2,500)	(2,203)	(2,439)
Proceeds from long term debts	1,705	—	1,410
Repayment of long-term debts	(2,873)	(1,593)	(3,356)
Issuance of common stock, net of issuance cost	6,539	8	11
Issuance of common stock under Associate Stock Option Plans	799	1,442	1,915
Shares subscribed but unissued	230	—	—
Issuance of Preferred stock by subsidiary	10,000	—	—
Preferred stock issuance cost	(559)	—	—
Cash dividends paid	(26,173)	(9,686)	(9,686)

Net cash used in financing activities	(12,832)	(12,032)	(12,145)

Satyam Computer Services Limited
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

	Nine months ended		Year ended
	December 31		March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Effect of exchange rate changes on cash and cash equivalents	2,987	(221)	4,312

Net change in cash and cash equivalents	6,800	(85,456)	(181,252)

Cash and cash equivalents at beginning of the period / year	62,202	243,454	243,454

Cash and cash equivalents at end of the period / year	$69,002	$157,998	$62,202

Supplementary information:
Cash paid during the period / year for:
Income taxes	$24,274	$3,094	$4,486
Interest	364	427	553
Non-cash items:
Capital leases and hire purchase	$896	$948	$1,100

For a number of reasons, principally the effects of translation differences and acquisitions, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

1.     Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology services, Internet services, Business Process Outsourcing (“BPO”) services and developing software products. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an Information Technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Sify”) a former subsidiary of Satyam Computer Services is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

2.     Summary of Significant Accounting Policies

a) Principles of Consolidation and Basis of Presentation

The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.

The consolidated financial statements of Satyam include the financial statements of Sify upto December 9, 2002. Subsequently, Satyam Computer Services has accounted for its investment in Sify using the equity method. The consolidated financial statements for the Nine months ended December 31, 2003 and 2002 (unaudited) and year ended March 31, 2003 are not comparable due to the above.

Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.

Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b) Interim Information (unaudited)

Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the balance sheets, statements of operations, statements of shareholders’ equity and comprehensive income, and statements of cash flows for the periods shown in accordance with U.S. GAAP.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

c) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

d) Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Yuan are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

e) Revenue Recognition

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Satyam has not provided for any warranty costs for the Nine months ended December 31, 2003 and 2002 (unaudited) and for the year ended March 31, 2003 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

In accordance with EITF Topic D 103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations.

f) Cash and Cash Equivalents

Satyam considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

g) Premises, Equipment and Depreciation

Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.

The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

h) Software Development Costs

Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

Research and development expenses charged to income amounted to US$471 thousand and US$1,036 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$1,365 thousand for the year ended March 31, 2003.

i) Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 on April 1, 2002 and accordingly goodwill is tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

j) Impairment of Long-lived Assets

Satyam has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

k) Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

l) Cost of Revenues and Selling, General and Administrative Expenses

Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

m) Advertising Costs

Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$707 thousand and US$910 thousand for the Nine months ended December 2003 and 2002 (unaudited) respectively and US$1,914 thousand for the year ended March 31, 2003.

n) Employee Benefits

i) Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.

ii) Gratuity Plan

Satyam makes contributions to a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.

Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded.

iii) Superannuation Plan

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

iv) Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan.

o) Income Taxes

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

p) Earnings Per Share

In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.

q) Stock-Based Compensation

Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

r) Derivative financial instruments

Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.

s) Recently Issued Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. The adoption of the consensus does not have a material impact on Satyam’s revenue recognition policies.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. Satyam is in the process of assessing the impact of the adoption of this interpretation.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except specific situations and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. Satyam does not expect the adoption of this statement to have a material impact on its operating results or financial position. In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Satyam does not expect the adoption of this statement to have a material impact on its operating results or financial position.

t) Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

3.     Share capital of Nipuna

On October 17, 2003 Nipuna issued 45,669,999 0.05% convertible redeemable cumulative preference shares of par value Rs 10 ($0.22) per share to the investors at an issue price of $0.22 (equivalent to Rs.10) per share to both the Investors, in exchange for an aggregate consideration of $10 million. A similar amount will be invested in the second phase, which is expected to close by January 2004, making a total investment of US$20 Million. These Preference shares are to be mandatorily converted into such number of equity shares as specified in the agreement, which is variable on revenue and profits earned up to March 31, 2006. If not converted or early converted at the option of the investors on certain triggering events, these convertible preference shares are redeemable on maturity date of December 31, 2006 at a redemption premium, which could range in between 7.5% to 13.5%p.a.

The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 from the date of issuance of such Preference Shares. The dividends shall be fully cumulative, accumulate and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established hereafter with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares.

4.     Acquisition of Minority Interest in joint venture

On March 28, 2003, in accordance with the share purchase and joint venture termination agreement, Satyam Computer Services acquired the remaining 24% equity shares of Satyam Manufacturing Technologies Inc.(“SMTI”) for a consideration of US$3,500 thousand. The acquisition has been accounted using the purchase method and the allocation of the purchase price was almost entirely related to goodwill. Satyam Computer Services recognized goodwill of US$3,365 thousand on this acquisition equal to the excess of the consideration paid of US$3,500 thousand over the fair value of that portion of the net assets acquired as of March 28, 2003. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

Joint Venture and warrant agreement

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. (“TRW”) to be managed by Satyam Computer Services and issued warrants for a consideration of US$5 million to TRW that were convertible into equity shares of Satyam Computer Services in eighteenth month after issuance. These warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW in exchange of Rs.71.6 (US$1.6) per share totaling to US$500 thousand in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants were convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounted to US$1,157 thousand. It was amortized ratably over five years and three months i.e starting from the date of signing of the joint venture agreement (September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants had been determined on the grant date by reference to the prevailing market price of Satyam Computer Services equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%. The amortization classified as a deduction of the revenues amounted to US$113 thousand and US$221 thousand for the years ended March 31, 2001 and 2002 respectively.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW, respectively. After December 31, 2003, TRW had the option, on meeting certain specified minimum levels of revenues, to require Satyam Computer Services to purchase its 24.0% interest (“put option”). The buyout price of TRW’s interest in the joint venture depended on the aggregate amount of revenue, which TRW would provide to the joint venture from June 1, 2000 to December 31, 2005.

Satyam Computer Services recorded the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date was charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement the value of put option was US$19,843 thousand as of December 31, 2002.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Share Purchase and Joint Venture Termination agreement

Northrop Grumman Corporation acquired TRW in October 2002 and subsequently TRW Inc. name was changed to the Northrop Grumman Space & Mission Systems Corporation (“NGSM”). Pursuant to the restructuring in TRW, Satyam Computer Services entered into a share purchase and joint venture termination agreement with NGSM and BDM International Inc. (hereinafter referred to as “NGSM Parties”) on February 28, 2003 whereby it agreed to purchase the 24% holding of NGSM Parties in the joint venture on the closing date for a mutually agreed consideration of US$3,500 thousand based on business prospects and synergies on account of the acquisition to Satyam. Upon completion of the agreement all the existing agreements between Satyam Computer Services and NGSM Parties have been terminated and have no further effect. The transaction was subsequently effected on March 28, 2003 with the transfer of shares and purchase consideration.

Satyam Computer Services has issued a non interest bearing unsecured promissory note of US$3,500 thousand for the share purchase to BDMI which is payable in four installments at quarterly rests from April 1, 2003 to January 1, 2004 as per the agreement.

Due to the share purchase and joint venture termination agreement the unamortized cost on warrants as at December 31, 2002 amounting to US$ 657 thousand has been fully amortized in the year ended March 31, 2003 as a reduction of the revenues and the value of put option as of December 31, 2002 amounting to US$19,843 thousand has been accounted for as operating income in the year ended March 31, 2003.

5.     Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Freehold land	$3,982	$3,779	$3,816
Leasehold land	1,786	1,694	1,711
Premises	9,837	8,797	9,196
Computers including servers	76,990	68,223	69,417
System software	12,575	10,428	10,988
Office equipment	43,190	39,478	39,975
Furniture and fixtures	27,670	25,214	25,888
Vehicles	4,014	3,435	3,618
Leasehold improvements	230	—	—
Assets under construction	8,186	7,842	6,233

Total	188,460	168,890	170,842
Less: Accumulated depreciation	(123,189)	(96,359)	(101,684)

Premises and equipment, net	$65,271	$72,531	$69,158

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2–5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation expense amounted to US$18,635 thousand and US$26,892 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$33,576 thousand for the year ended March 31, 2003.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

6.     Investments

Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Available-for-sale securities
Cost	$1,324	$208	$210
Gross unrealized holding gains	—	—	—
Gross unrealized holding losses	—	—	—

AFS – Fair Value	$1,324	$208	$210
Other investments, at cost	$3,462	$3,129	$3,317
Less: Provision for impairment	(3,462)	—	(3,317)

Investments – Non current	$1,324	$3,337	$210

Aggregate proceeds from the sale of available-for-sale securities amounted to US$876 thousand (purchased and sold during the Nine months ended December 31, 2003 for US$651 thousand and US$658 thousand respectively) and US$2,179 thousand (purchased during the nine months ended December 31, 2002 for US$2,175 thousand) during the nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$2,175 thousand (purchased during the year ended March 31, 2003 for US$2,175 thousand) for the year ended March 31, 2003.

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as at March 31, 2003 due to adverse changes in the above factors.

7.     Sale of shares by Sify

Satyam Computer Services’ ownership reduced from 52.51% as of March 31, 2002 to 37.15% as of March 31, 2003 and to 32.08% as of December 31, 2003 (unaudited) due to issue of new shares by Sify to third parties and sale of 1,000,000 Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify.

Sify’s shareholders approved the issue of shares to an affiliate of Softbank Asia Infrastructure Fund (“SAIF”) and VentureTech Solutions Private Ltd. (“VentureTech”) in a pending financing transaction at the Extraordinary General Meeting held on December 9, 2002. On December 16, 2002, SAIF and VentureTech invested US$13,000 thousand and US$3,500 thousand respectively into Sify. Sify issued 7,558,140 shares to shareholders of SAIF and 2,034,884 shares to shareholders of VentureTech at amounts per share less than Satyam’s average per share carrying value. With respect to this transaction, the resulting loss of US$1,181 thousand, net of taxes, during the year ended March 31, 2003 arising from the change in interest has been recorded as a reduction in additional paid-in capital.

In accordance with the shareholders agreement, VentureTech invested additional US$1,750 thousand and US$1,750 thousand in Sify on April 30, 2003 and July 4, 2003, respectively. Sify issued 1,017,442 shares and 1,017,441 shares on April 30, 2003 and July 4, 2003 to shareholders of VentureTech. Subsequent to this transaction, Satyam Computer Services’ ownership interest in Sify was reduced from 37.15% to 34.95%. With respect to this transaction, the resulting gain of US$15 thousand, net of taxes, during the Nine months ended December 31, 2003 arising from the change in interest has been recorded as an increase in additional paid in capital.

On June 23, 2003 Sify’s shareholders approved sponsoring the sale of its 4,600,200 unlisted Indian equity shares through a secondary issue of American Depository Shares (“ADS”). On September 1, 2003 an invitation to offer was made by Sify to the existing holders of Indian equity shares to participate in its sponsored ADS program. On September 17, 2003, Satyam Computer Services offered to sell its 1,000,000 Indian equity shares out of its total holding of 12,182,600 Indian equity shares in Sify. In September 2003, the sale transaction was privately negotiated and closed at a sale price of US$4.35 (Rs.198.90) per share as determined by Sify based on the recommendation of the lead manager to the sponsored ADS program.

The difference between the carrying value of the investment in Sify as of December 31, 2003 and the sales proceeds

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

amounting to US$2,606 thousand has been accounted for as a gain during the Nine months ended December 31, 2003 in the statement of operations. Subsequent to this transaction, Satyam Computer Services’ ownership interest in Sify was reduced from 34.95% to 32.08%.

8.     Investments in associated companies

The carrying values of investments in various associated companies of Satyam are as follows:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Sify	$22,094	$28,189	$27,058
Satyam Venture	913	1,202	1,185
CA Satyam	825	804	1,335

Total	$23,832	$30,195	$29,578

Sify

During the year ended March 31, 2003, due to the sale of new shares by Sify to SAIF and VentureTech, Satyam Computer Services’ ownership interest in Sify reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Sify under the equity method of accounting, primarily due to lack of controlling interest in Sify. In addition, Satyam Computer Services will have no future obligation to fund additional operating or financing requirements of Sify. During the Nine months ended December 31, 2003 (unaudited), due to the sale of new shares by Sify to VentureTech and sale of 1,000,000 Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify reduced from 37.15% to 32.08%.

The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

	(US$ in thousands)

	As of December 31, 2003	As of March 31, 2003

Balance sheet	(unaudited)

Current assets	$44,253	$36,451
Non-current assets	36,910	41,351
Current liabilities	20,485	15,219
Net current asset	23,768	21,232
Shareholders’ equity	58,836	60,776

	(US$ in thousands)

		For the period
	Nine months ended	December 10, 2002
	December 31, 2003	to March 31, 2003

Statement of operations	(unaudited)

Revenues	$42,829	$15,286
Gross profit	20,420	7,178
Operating loss	11,218	5,116
Net loss	8,496	4,452

Satyam Computer Services’ equity in the loss of Sify, net of taxes amounted to US$2,360 thousand for the Nine months ended December 31, 2003 (unaudited), US$ 510 thousand for the period December 10, 2002 to December 31, 2002 (unaudited) and US$1,307 for period from December 10, 2002 to March 31, 2003 respectively.

Satyam Venture

On October 28, 2000, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed in January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Services equity in the profit / (loss) of Satyam Venture, net of taxes amounted to US$(216) thousand and US$193 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$179 thousand for the year ended March 31, 2003.

CA Satyam

On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited. (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$406 thousand and US$145 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$ 126 thousand for the year ended March 31, 2003.

Satyam GE

In January 2002, Satyam Computer Services initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited (“Satyam GE”) to GE Pacific (Mauritius) Limited, Mauritius (“GEPL”) in accordance with the shareholders’ agreement for a consideration of approximately US$4,000 thousand. The transfer was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence accounted for its 50% interest in Satyam GE using the equity method upto June 30, 2002. During the nine months ended December 31, 2002 the necessary approvals were received and Satyam recorded a gain of US$830 thousand in the statement of operations, the excess of sales consideration received over the carrying value as of June 30, 2002.

9.     Income Taxes

The provision for income taxes consists of:

	(US$ in thousands)

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Foreign taxes
Current	$15,275	$5,449	$10,491
Deferred	381	871	433
Domestic taxes
Current	2,206	2,020	3,046
Deferred	(1,095)	(1,719)	(1,675)

Aggregate taxes	$16,767	$6,621	$12,295

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

	(US$ in thousands)

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Net income/ before taxes	$101,901	$42,462	$84,324
Enacted tax rates in India	35.88%	36.75%	36.75%
Computed tax expense	36,558	15,603	$30,989
Tax effect due to non-taxable export income	(28,940)	(24,247)	(31,089)
Difference arising from different tax rate in other tax jurisdictions	5,588	1,768	3,363
Difference arising from different tax rate on gain on sale of investments	(562)	48	48
Stock compensation (non-deductible)	381	1,195	1,662
Changes in valuation allowance, including losses of subsidiaries	979	9,485	11,578
Effect of tax rate change	22	(9)	(9)
Others	2,741	2,765	(4,259)

Income taxes	16,767	6,608	12,283

Tax for earlier years	—	13	12
Income taxes recognized in the statement of operations	$16,767	$6,621	$12,295

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The current provisions for income taxes, net of payments, were US$9,728 thousand and US$11,411 as of December 31, 2003 and 2002 (unaudited) respectively and US$16,086 thousand as of March 31, 2003. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”); and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to Nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Deferred tax assets:
Operating loss carry forwards	$16,906	$15,083	$15,265
Provision for accounts receivable, advances and investments	3,234	2,508	3,354
Premises and equipment	465	697	698
Others	1,806	2,925	3,132

Gross deferred tax assets	22,411	21,213	22,449
Less: Valuation allowance	(16,906)	(15,083)	(15,265)

Total deferred tax assets	5,505	6,130	7,184

Deferred tax liabilities:
Premises and equipment	(2,195)	(2,448)	(2,581)
Provision for accounts receivable and advances	(1,453)	(1,300)	(1,686)
Investments in associated companies and gain on dilution of interest in a subsidiary	(33,818)	(34,933)	(35,155)
Others	(164)	—	—

Total deferred tax liabilities	(37,630)	(38,681)	(39,422)

Net deferred tax liabilities	$(32,125)	$(32,551)	$(32,238)

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$37,239 thousand and US$36,842 thousand as of December 31, 2003 and 2002 (unaudited) respectively and US$36,782 thousand as of March 31, 2003.

Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carry forwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$16,906 thousand and US$15,083 thousand as of December 31, 2003 and 2002 (unaudited) respectively and US$15,265 thousand as of March 31, 2003 and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Current assets – deferred income taxes	$5,040	$3,567	$4,488
Non-current assets – other assets*	465	2,563	2,696
Current liabilities – accrued expenses and other liabilities*	(1,617)	(1,300)	(1,686)
Long-term liabilities – Deferred income taxes	(36,013)	(37,381)	(37,736)

Net deferred tax liabilities	$(32,125)	$(32,551)	$(32,238)

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.

10.     Borrowings

Short-term debts

Short-term debts amounted to US$Nil and US$Nil as of December 31, 2003 and 2002 (unaudited) respectively and US$2,500 thousand as of March 31, 2003. Short-term debt as of March 31, 2003 is represented by a non-interest bearing unsecured promissory note issued by Satyam Computer Services for acquisition of minority interest in SMTI amounting to US$3,500 thousand. The promissory note was payable in four installments at quarterly rests from April 1, 2003 to January 1, 2004. Satyam Computer Services has repaid the full amount in four installments amounting to US$1,000 thousand each in March 2003, June 2003 and September 2003 and US$500 thousand in December 2003. The weighted-average interest rate on these borrowings was Nil and 5.70% p.a. for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and Nil for the year ended March 31, 2003.

Long-term debts

Long-term debts outstanding comprise of:

	(US$ in thousands)

			As of
	As of December 31		March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Secured debts, representing obligation principally to banks and financial institutions
- 10.75% Rupee loans of SC-Trust, maturing serially through fiscal 2006	$2,446	$3,009	$2,675
Hire Purchase Loans	1,531	1,468	1,399
Total Debt	3,977	4,477	4,074
Less: Current portion of long-term debts	(1,304)	(3,180)	(2,336)

Long-term debts, net of current portion	$2,673	$1,297	$1,738

Rupee loans are secured by equity shares of Satyam Computer Services held by the SC-Trust. In May 2003, SC-Trust has repaid its rupee loans maturing in January 2004 amounting to US$1,239 thousand with a interest rate of 13%p.a. and has substituted the same with a new loan of US$1,239 thousand with a fixed interest rate of 10.75% p.a. maturing in July 2005. In March 2003, SC-Trust has repaid one of its rupee loans maturing in March 2004 amounting to US$1,410 thousand with a interest rate of 13%p.a. and has substituted the same with a new loan of US$1,410 thousand with a fixed interest rate of 10.75% p.a. maturing in July 2005. There were no prepayment costs associated with these extinguishments.

Aggregate maturities of long-term debts subsequent to December 31, 2003, are US$231 thousand in fiscal 2004, US$2,192 thousand in fiscal 2005, US$1,420 thousand in fiscal 2006, and US$134 thousand in fiscal 2007.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Unused lines of credit

Unused lines of credit comprise of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Cash credit and short term debts	$7,684	$7,292	$7,364
Non-fund facilities	6,154	4,934	8,005

Total Unused lines of credits	$13,838	$12,226	$15,369

11. Employee Benefits

The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of operations.

	(US$ in thousands)

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Change in projected benefit obligation *
Projected benefit obligation at beginning of the period	$2,481	$1,536	$1,536
Service cost	663	460	623
Interest cost	151	115	156
Actuarial loss (gain)	111	(31)	144
Benefits paid	(20)	(8)	(25)
Effect of exchange rate changes	120	32	47

Projected benefit obligation at end of the period *	3,506	2,104	2,481

Change in plan assets *
Fair value of plan assets at beginning of the period	—	—	—
Actual return on plan assets	—	—	—
Employer contribution	117	12	24
Benefits paid from plan assets	(117)	(12)	(24)

Fair value of plan assets at end of the period *	—	—	—

Funded status of the plans	(3,506)	(2,104)	(2,481)
Unrecognized transition obligation	3	8	11
Unrecognized net actuarial loss (gain)	560	181	339
Amount recognized during the period	(2)	(8)	(3)

Accrued benefit cost	$(2,945)	$(1,923)	$(2,134)

* This financial information above includes Sify for nine months ended December 31, 2002 (unaudited) only. The components of net gratuity costs are reflected below:
Service cost	$663	$460	$623
Interest cost	151	115	156
Expected returns on plan assets	—	—	—
Amortization	9	8	11
Amount recognized during the period	6	8	3

Net gratuity costs	$829	$591	$793

Principal actuarial assumptions:
Discount rate	8.0%	10.0%	8.0%
Long-term rate of compensation increase	7.0%	9.0%	7.0%
Long-term rate of return on plan assets	7.0%	9.0%	7.0%

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Provident Fund

Satyam’s contribution towards the Provident Fund amounted to US$2,294 thousand and US$1,943 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$ 2,633 thousand for the year ended March 31, 2003.

Superannuation Plan

Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$274 thousand and US$22 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$26 thousand for the year ended March 31, 2003.

401(k) Plan

Satyam’s matching contribution under 401(k) Plan amounted to US$388 thousand and US$402 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$569 thousand for the year ended March 31, 2003. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

12. Earnings Per Share

Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC-Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 391,460 and 1,148,930 as of December 31, 2003 and 2002 (unaudited) respectively and 1,167,380 as of March 31, 2003. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.

In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,362,460 and 1,355,740 as of December 31, 2003 and 2002 (unaudited) respectively and 1,043,440 as of March 31, 2003.

The components of basic and diluted earnings per share were as follows:

	(US$ in thousands except share data)

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Net income	$82,152	$44,481	$79,772
Equity Shares:
Average outstanding shares (in thousands)	312,740	311,684	311,797
Dilutive effect of: Associate Stock Options (in thousands)	25,278	6,819	6,861

Share and share equivalents (in thousands)	338,018	318,503	318,658

Earnings per share
Basic	$0.26	$0.14	$0.26
Diluted	$0.24	$0.14	$0.25

13. Stock-based Compensation Plans

ASOP plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”). Satyam Computer Services subsequently established a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the SC-Trust periodically grants warrants to eligible associates to purchase equity shares held by or reserved for the issuance to the SC-Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. In order to ensure all its associates received the benefits of the Satyam Computer Services stock split in December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining SC-Trust warrants was Rupees (“Rs.”) 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the SC-Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus had been treated as

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

an equity restructuring and correspondingly no additional compensation cost had been recognized as a result of the conversion of warrants held by the SC-Trust.

ASOP B plan

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust under the ASOP B.

ASOP ADS plan

In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS). No equity shares underlying the ADS (options) have been issued by Satyam Computer Services to the SC-Trust.

Warrant grants

During the Nine months ended December 31, 2003 (unaudited), the SC-Trust issued immediately vesting warrants for 92,500 and warrants for 13,300 (net of 11,700 shares forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 3,633,923 (net of 572,744 shares forfeited) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 18,776 ADS representing 37,552 (net of 128,400 shares cancelled) shares to associates under the ASOP (ADS) plan.

During the nine months ended December 31, 2002 (unaudited), the SC-Trust issued immediately vesting warrants for 266,450 shares and warrants for 75,000 (net of 27,950 shares forfeited) shares with longer vesting period to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 615,295 (net of 468,558 shares forfeited) shares to the associates. During the same period , under the ASOP (ADS), Satyam Computer Services issued warrants for 82,000 (net of 64,700 shares forfeited) shares.

During the year ended March 31, 2003, the SC-Trust issued immediately vesting warrants for 526,900 shares and warrants for 128,750 (net of 38,750 shares forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,269,621 (net of 1,133,723 shares forfeited) shares to the associates. During the same period warrants for 93,850 ADS representing 187,700 (net of 232,300 shares forfeited) shares to associates under the ASOP (ADS) plan.

Changes in number of shares representing stock options outstanding for each of the plans were as follows:

	Nine months ended December 31				Year ended March 31

	2003 (unaudited)		2002 (unaudited)		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	1,167,380	$1.31	1,924,890	$1.28	1,924,890	$1.28
Granted	117,500	$1.74	369,400	$1.46	694,400	$1.52
Exercised	(456,900)	$1.71	(979,150)	$1.38	(1,273,000)	$1.42
Cancelled	(11,700)	$1.81	(27,950)	$1.63	(38,750)	$1.72
Lapsed	(424,820)	$1.21	(138,260)	$1.26	(140,160)	$1.28

Balance at the end of the period	391,460	$1.22	1,148,930	$1.28	1,167,380	$1.31

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Nine months ended December 31				Year ended March 31

	2003 (unaudited)		2002 (unaudited)		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	14,464,148	$5.33	10,197,327	$5.60	10,197,327	$5.60
Granted	4,206,667	$5.60	1,083,853	$5.02	5,403,344	$4.78
Exercised	(1,142,927)	$4.78	(2,000)	$3.60	(2,800)	$3.75
Cancelled	(572,744)	$5.06	(468,558)	$6.91	(1,133,723)	$6.50
Lapsed	—	—	—	—	—	—

Balance at the end of the period	16,955,144	$5.64	10,810,622	$5.58	14,464,148	$5.33

	Nine months ended December 31				Year ended March 31

	2003 (unaudited)		2002 (unaudited)		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	2,526,550	$5.08	2,338,850	$4.97	2,338,850	$4.97
Granted	165,952	$5.74	146,700	$5.27	420,000	$5.23
Exercised	(207,120)	$5.17	—	—	—	—
Cancelled	(128,400)	$5.15	(64,700)	$4.90	(232,300)	$5.01
Lapsed	—	—	—	—	—	—

Balance at the end of the period	2,356,982	$5.35	2,420,850	$5.01	2,526,550	$5.08

Information about number of shares representing stock options outstanding:

			Outstanding			Exercisable

			Weighted Average	Weighted Average	Number of shares	Weighted Average	Number of shares
	Range of Exercise Price		Exercise Price (per	remaining	arising out of	Exercise Price (per	arising out of
Period	(per share)		share)	contractual Life	options	share)	options

December 31, 2003	Rs.81.85	US$1.80	Rs.251.32	1.50 years	19,703,586	Rs.79.28	92,500
(unaudited)	Rs.1225.83	US$26.91	US$5.52			US$1.74
December 31, 2002	Rs.45.0-	US$0.99-	Rs.246.82	1.36 years	14,380,402	Rs.71.39	294,400
(unaudited)	Rs.282.17	US$6.19	US$5.42			US$1.57
Fiscal 2003	Rs.73.80	US$1.62	Rs.239.36	1.28 years	18,158,078	Rs.71.19	526,900
	Rs.665.61	US$14.61	US$5.25			US$1.56

     The US$ numbers in the above tables have been translated using the closing exchange rate as of December 31, 2003 1US$= Rs45.55

Deferred stock-based compensation

Satyam Computer Services recognized deferred stock-based compensation of US$296 thousand and US$793 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$ 1,745 thousand for the year ended March 31, 2003. Satyam Computer Services amortized and charged to income

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

US$1,061 thousand and US$2,109 thousand for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$3,380 thousand for the year ended March 31, 2003.

Pursuant to APB 25, deferred-stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date fair value of options granted was US$5.50 and US$5.14 for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$5.04 for the year ended March 31, 2003.

Additional Disclosure

Had compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam’s net income and earnings per share would have been as follows for the Nine months ended December 31, 2003 and 2002 (unaudited) and for the year ended March 31, 2003.

	(US$ in thousands except per share data)

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Net Income
- As reported	$82,152	$44,481	$79,772
Add: Charge under APB 25	1,061	2,109	2,521
Less: Charge under FAS 123	(18,909)	(17,341)	(22,390)
- Pro forma	64,304	29,249	59,903
Earnings Per Share:
Basic
- As reported	$0.26	$0.14	$0.26
- Pro forma	0.21	0.09	0.19
Diluted
- As reported	$0.24	$0.14	$0.25
- Pro forma	0.19	0.09	0.19

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following assumptions were used:

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Dividend yield	0.61%	0.52%	0.86%
Expected volatility	69%	69.61%	69%
Risk-free interest rate	7.00%	10.73%	9.00%
Expected term (in years)	2.71	3.22	2.77

14. Segmental Reporting

Satyam has adopted SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Upto March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and Products. Subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites,

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet.

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

•	Software Products, product development and creation of propriety software.

Satyam’s operating segment information for the nine months ended December 31, 2003 and 2002 (unaudited) and for the year ended March 31, 2003 based on its new segments are as follows:

Business Segments

	(US$ in thousands)

			Software		Consolidated
	IT Services	BPO	Products	Elimination	totals

For nine months ended December 31, 2003 (unaudited)
Revenue – External customers	$400,697	$645	$51	—	$401,393
Revenue – Inter-segment	192	855	72	$(1,119)	—

Total Revenues	400,889	1,500	123	(1,119)	401,393

Operating income/(loss)	89,697	(3,258)	(191)	—	86,248
Equity in earnings/(losses) of associated companies, net of taxes	(2,982)	—	—	—	(2,982)
Net income/(loss)	85,580	(3,239)	(189)	—	82,152
Segment assets	660,193	9,613	452	(16,322)	653,936
Depreciation, amortization and impairment of goodwill	18,359	273	3	—	18,635
Capital expenditures for long-lived assets	10,895	1,343	—	—	12,238

For nine months ended December 31, 2002 (unaudited)
Revenue – External customers	$342,819	—	$592	—	$343,411
Revenue – Inter-segment	—	—	253	$(253)	—

Total Revenues	342,819	—	845	(253)	343,411

Operating income/(loss)	42,487	—	179	—	42,666
Equity in earnings/(losses) of associated companies, net of taxes	(2,446)	—	—	—	(2,446)
Net income/(loss)		44,301	180		44,481
Segment assets	561,576	—	781	(30,080)	532,277
Depreciation, amortization and impairment of goodwill	30,425	—	68	—	30,493
Capital expenditures for long-lived assets	4,374	—	1	—	4,375

For the year ended March 31, 2003
Revenue – External customers	$458,336	—	$871	—	$459,207
Revenue – Inter-segment	—	—	253	$(253)	—

Total Revenues	458,336	—	1,124	(253)	459,207

Operating income/(loss)	83,407	—	232	—	83,639
Equity in earnings/(losses) of associated companies, net of taxes	(3,339)	—	—	—	(3,339)
Net income/(loss)	79,540	—	232	—	79,772
Segment assets	590,432	—	1,036	(29,774)	561,694
Depreciation and amortization of other intangible assets	37,102	—	75	—	37,177
Capital expenditures for long-lived assets	11,015	—	1	—	11,016

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	(US$ in thousands)

	Nine months ended		Nine months ended
	December 31, 2003		December 31, 2002		Year ended March 31,
	(unaudited)		(unaudited)		2003

	Revenues from		Revenues from		Revenues from
	external	Long-lived	external	Long-lived	external	Long-lived
	customers	assets	customers	assets	customers	assets

North America	$300,616	$3,812	$245,870	$4,011	$335,930	$3,939
Europe	53,215	527	40,300	643	53,265	579
India	10,187	74,197	26,708	77,739	27,911	77,785
Japan	8,247	251	7,313	388	10,473	348
Rest of the World	29,128	1,286	23,220	465	31,628	693

Total	$401,393	$80,073	$343,411	$83,246	$459,207	$83,344

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.

15. Related Party Transactions

Related party transactions comprise of

	(US$ in thousands)

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	$62	$68	$68
Satyam Venture	1,098	746	875
Satyam GE	—	9	9

Total	$1,160	$823	$952

Services/Interest received by Satyam from
Sify, its subsidiaries and associated companies	$1,084	$123	$245
Satyam Venture	3,991	—	357

Total	$5,075	$123	$602

The balances receivable from and payable to related parties are as follows:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Advance towards investment in associated companies
Sify, its subsidiaries and associated companies	—	—	—
CA Satyam	—	$500	—

Total	—	$500	—

Amount due from/(to) associated companies
Sify, its subsidiaries and associated companies	$(45)	$160	$(78)
Satyam Venture	(1,075)	516	(69)
CA Satyam	—	500	—
Satyam GE	—	—	—

Total	$(1,120)	$1,176	$(147)

16. Shareholders’ Equity and Dividends

a) Issuance of common stock

In May 2001, Satyam Computer Services listed its American Depository Shares (“ADS”) for trading on the New York Stock Exchange (“NYSE” ticker symbol “SAY”). Satyam Computer Services issued 16,675,000 ADS (representing 33,350,000 equity shares of Rs. 2 each fully paid up) at a price of US$9.71 per ADS, including ADS issued on exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs 2 each fully paid up.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

b) Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the net income available for distribution to equity shareholders was US$91,097 thousand, and US$70,624 thousand for the nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$64,680 thousand for the year ended March 31, 2003.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

17. Goodwill

Goodwill consists of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Goodwill
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	$22,583	$21,431	$21,642
Satyam Manufacturing Technologies Inc.	3,511	—	3,365
Others	—	—	—

Total	26,094	21,431	25,007
Less: Accumulated amortization	(11,292)	(10,716)	(10,821)

Goodwill, net	$14,802	$10,715	$14,186

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services.

Goodwill is tested when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Based on these tests there is no impairment of goodwill during the nine months ended December 31, 2003 and year ended March 31, 2003. However there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

18. Contingencies and Commitments

a) Funding and Warrant commitments — Nipuna

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$20 million if Nipuna fails to raise at least US$20 million in a Qualified Financing during the period beginning on the follow-on closing date and ending on the earlier of (i) March 31, 2004 and (ii) the Contingency date (i.e 30 days after the date that the net unrestricted cash of Nipuna does not exceed US$3 million). The convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance. The term “Qualified Financing” means financing resulting in gross proceeds in the aggregate amount of US$20 million (or the Indian Rupee equivalent thereof) in any combination of (i) a sale of equity to a Person who is not an Affiliate of any of the parties hereto in connection with a capital increase that values Nipuna on a consolidated basis prior to such capital increase at a value greater than US$125 million, (ii) a sale of equity to one or both Investors on terms acceptable to both Investors in their sole discretion, and (iii) a borrowing on a non-recourse basis to Satyam Computer Services at or below State Bank of India’s Prime Lending Rate with a term of at least three years.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Satyam Computer Services, Nipuna and the Investors have also entered into a Warrant Agreement whereby Nipuna agrees to issue to the Investors warrants in consideration of and based upon the referral revenues received by Nipuna or its Subsidiaries at any time during the period commencing from the date of initial closing and ending on December 31, 2006 from business referred to Nipuna or its Subsidiaries by an Investor or its Affiliates. The Investors have rights to purchase from Nipuna Ordinary Shares which, upon issuance, would constitute 7.5% of the then outstanding equity share capital of the Company on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement.

b) Bank guarantees

Bank guarantees outstanding are US$4,405 thousand and US$2,932 thousand as of December 31, 2003 and 2002 (unaudited) respectively and US$3,503 thousand as of March 31, 2003. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Sify and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

c) Capital commitments

Capital commitments comprise of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Contractual commitments for capital expenditure	$3,877	$2,509	$4,441

Total	$3,877	$2,509	$4,441

Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

d) Operating lease

Satyam has certain operating leases for office premises and guesthouses. Most of the operating leases provide for increased rent through increases in general price levels. Rental expense for operating leases amounted to US$6,601 thousand and US$6,742 thousand for the nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$8,735 thousand for the year ended March 31, 2003.

Future minimum annual lease commitments, including those leases for which renewal options may be exercised as of March 31, 2003 are US$1,914 thousand in fiscal 2004, US$1,782 thousand in fiscal 2005, US$1,326 thousand in fiscal 2006, US$1,234 thousand in fiscal 2007, US$431 thousand in fiscal 2008 and US$725 thousand thereafter.

19. Concentration of Credit Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Nine months ended December 31		Year ended March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Revenues generated from top two customers
Customer I	16.01%	16.61%	16.14%
Customer II	10.22%	7.59%	8.71%
Total revenues from top five customers	37.84%	39.10%	38.41%

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

20. Financial Instruments

Forward Contracts

Satyam Computer Services enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as non-material. The aggregate contracted principal amounts of Satyam Computer Services’s foreign exchange forward contracts (sell) outstanding amounted to US$47,000 thousand and US$Nil as of December 31, 2003 and 2002 (unaudited) respectively and US$4,000 thousand as of March 31, 2003. Gains on foreign exchange forward contracts which are included under the head Other income/expense in the statement of operations amounted to US$2,088 thousand and US$Nil for the Nine months ended December 31, 2003 and 2002 (unaudited) respectively and US$56 thousand for the year ended March 31, 2003. The outstanding forward exchange contracts as of December 31, 2003 (unaudited) mature between one to ten months.

Fair value

The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$3,988 thousand and US$4,506 thousand of December 31, 2003 and 2002 (unaudited) respectively and US$4,081 thousand as of March 31, 2003 as compared to the carrying amounts of US$3,977 thousand and US$4,477 thousand as of December 31, 2003 and 2002 (unaudited) respectively and US$4,074 thousand as of March 31, 2003.

21. Schedules of Balance sheet

a) Cash and Cash Equivalents

The cash and cash equivalents consist of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Cash and bank balances	$60,315	$29,474	$53,133
Cash equivalents	8,687	128,524	9,069

Cash and cash equivalents	$69,002	$157,998	$62,202

Cash equivalents include restricted cash deposits of US$Nil and US$813 thousand as of December 31, 2003 and 2002 (unaudited) respectively and US$Nil as of March 31, 2003, placed in “No-charge-no-lien” accounts as security towards performance guarantees issued by Satyam’s bankers on Satyam’s behalf.

b) Accounts Receivable

Accounts receivable consist of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Customers (trade)	$127,981	$100,488	$105,477
Related parties	491	789	467
Less: Allowance for doubtful debts	(12,097)	(8,048)	(9,180)

Accounts receivable	$116,375	$93,229	$96,764

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

c) Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Prepaid expenses	$2,569	$1,638	$2,725
Directors liability insurance	580	880	608
Advance for expenses	5,499	5,498	2,707
Loans and advance to employees	2,980	2,248	2,183
Other advances and receivables	4,326	1,206	2,019
Less: Allowance for doubtful advances	(1,261)	—	(1,201)

Prepaid expenses and other receivables	$14,693	$11,470	$9,041

Prepaid expenses principally include the un-expired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

d) Other Assets

Other assets consist of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Interest accrued on deposits	$15,996	$939	$3,891
Rent and maintenance deposits	4,977	3,587	3,825
Telephone and other deposits	700	611	571
Loans and advances to employees due after one year	875	768	866
Deferred taxes on income	465	2,563	2,696
Others	1011	2,016	751
Less: Allowance for doubtful deposits/advances	(1,496)	(1,420)	(1,434)

Other Assets	$22,528	$9,064	$11,166

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$262 thousand and US$Nil thousand as of December 31, 2003 and 2002 (unaudited) respectively and US$81 thousand as of March 31, 2003. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

e) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

	(US$ in thousands)

	As of December 31		As of March 31

	2003	2002	2003

	(unaudited)	(unaudited)

Accrued expenses	$24,802	$16,602	$17,181
Unclaimed dividend	1,050	850	567
Provision for taxation, net of payments	9,728	11,411	16,086
Provision for gratuity and leave encashment	4,338	2,232	2,737
Deferred taxes on income	1,617	1,300	1,686
Advance from customers	183	1,328	4,563
Others	6,065	4,362	1,224

Accrued expenses and other current liabilities	$47,783	$38,085	$44,044